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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Minera Andes Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

602910101

(CUSIP Number)

Michael D. Cannon, 3303 N. Sullivan Road, Spokane, WA 99216

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 13, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). N. A. Degerstrom, Inc., 91-0698638

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,275,000 8. Shared Voting Power 9. Sole Dispositive Power 6,275,000 10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Neal A. Degerstrom

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 6,275,000 9. Sole Dispositive Power 10. Shared Dispositive Power 6,275,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 602910101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joan Degerstrom

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8. Shared Voting Power 6,275,000 9. Sole Dispositive Power 10. Shared Dispositive Power 6,275,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,275,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒

13.	Percent of Class Represented by Amount in Row (11) 10.5%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 to Schedule 13D is being filed on behalf of N.A. Degerstrom, Inc, Neal Degerstrom and Joan Degerstrom and supplements the Schedule 13D filed by such persons on July 21, 1998 and amended on December 6, 2000, August 22, 2002 and November 13, 2002 as follows:

Item 1.	Security and Issuer

This Statement relates to Common Stock (the “Common Stock”), of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (“Minera Andes”). Minera Andes’ principal executive offices are located at 3303 N. Sullivan Road, Spokane, Washington 99216.

Item 2.	Identity and Background

This Statement is filed by N.A. Degerstrom, Inc. (“Degerstrom”), a corporation organized under the laws of the State of Washington, Neal A. Degerstrom, President of Degerstrom, and Joan Degerstrom, Vice-President of Degerstrom, each of whose business address is 3303 N. Sullivan Road, Spokane, Washington 99216. Degerstrom’s principal business is contract mining and operation of mines in joint venture with other mining companies. During the past five years, neither Degerstrom, Neal A. Degerstrom nor Joan Degerstrom has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none of them have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Set forth below are the names, principal occupations and citizenship of the executive officers and directors of Degerstrom. Except as otherwise noted below, the business address of each of the executive officers and directors of Degerstrom is 3303 N. Sullivan Road, Spokane, Washington 99216, and each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name	Principal Occupation	Citizenship	Position with Degerstrom
Neal A. Degerstrom	President of Degerstrom	USA	President; Director
Joan Degerstrom	Vice President of Degerstrom	USA	Vice President; Director
Gary Craig	Vice President – Operations of Degerstrom	USA	Vice President – Operations; Director
Michael Cannon	Secretary/Treasurer of Degerstrom	USA	Secretary/Treasurer
Richard Stager	Vice President – Engineering of Degerstrom	USA	Vice President – Engineering
James Fish	Vice President – General Counsel of Degerstrom	USA	Vice President – General Counsel
Michael Coleman	Vice President – Environmental Services of Degerstrom	USA	Vice President – Environmental Services

Item 3.	Source and Amount of Funds or Other Consideration

There has been no change to the information previously reported under this item.

Item 4.	Purpose of Transaction

Degerstrom entered into the Settlement Agreement and related agreements described in Item 6 below for the following reasons:

•	Degerstrom, formerly a significant shareholder of Minera Andes, holds a decreasing percentage of the company’s outstanding shares, currently about 10.5%.

•	Minera Andes has become a more seasoned company and no longer requires Degerstrom’s services under the Operating Agreement.

•	Minera Andes’ management and board of directors thought it prudent for business and corporate governance reasons to separate that company from Degerstrom.

Except as otherwise disclosed in this Statement, Degerstrom does not have any plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of Minera Andes, or the disposition of securities of Minera Andes;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Minera Andes or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of Minera Andes or any of its subsidiaries;

(d) Any change in the present board of directors or management of Minera Andes, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of Minera Andes;

(f) Any other material change in Minera Andes’ business or corporate structure;

(g) Changes in Minera Andes’ charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Minera Andes by any person;

(h) Causing a class of securities of Minera Andes to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of Minera Andes becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) - (b) The following chart and accompanying notes state the aggregate number and percentage of shares of Minera Andes common stock beneficially owned and with respect to which the persons identified in Item 2 have power, sole or shared, to vote or direct disposition:

Party identified in Item 2	Shares beneficially owned (#)		Percentage of class		Shares over which there is sole power to vote (#)	Shares over which there is shared power to vote (#)	Shares over which there is sole power to direct disposition (#)	Shares over which there is shared power to direct disposition (#)
N.A. Degerstrom, Inc.	6,275,000		10.5	(2)	6,275,000	0	6,275,000	0
Neal A. Degerstrom	6,275,000	(1)	10.5	(2)	0	6,275,000	0	6,275,000
Joan Degerstrom	6,275,000	(1)	10.5	(2)	0	6,275,000	0	6,275,000

Notes:

(1)	Shares are beneficially owned by virtue of control of N.A. Degerstrom, Inc., which controlling shares are held jointly by Neal A. Degerstrom and Joan Degerstrom as husband and wife.

(2)	Based on a total of 59,740,865 shares outstanding as of January 13, 2004.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Background

Pursuant to an Asset and Share Acquisition Agreement dated March 8, 1995 among Degerstrom, Minera Andes, Minera Andes S.A. (“MASA”), NAD S.A. (“NADSA”) and certain other parties, Degerstrom transferred its interest in a number of claims to NADSA and MASA in consideration for a royalty (the “Degerstrom Royalty”) and transferred its ownership in MASA and NADSA to Minera Andes. The effective date of the transfer of such interests was July 1, 1994.

The Degerstrom Royalty is a percentage of the net smelter return royalty earned on the claims held (“Claims”) or any future claims acquired by these parties. The Claims are subject to a royalty equal to the difference between 3% and the underlying royalty which may be assigned by the province subject to a maximum royalty of 2% and a minimum royalty of 0%, payable to Degerstrom. In the event that Degerstrom allocated and levied the Degerstrom Royalty on a Claim, the party could buy back such royalty upon payment of a certain consideration.

After completion of this transaction, Degerstrom conveyed the shares it held in MASA and NADSA to Minera Andes. In consideration Minera Andes issued to Degerstrom 4,000,000 common shares of Minera Andes and a performance right (“Performance Right”), agreed to pay royalty on any property held by Minera Andes or its affiliates and any future properties acquired and agreed to pay the aggregate amount of cost and expenses incurred by Degerstrom on behalf of Minera Andes from July 1, 1994 to the closing date of the transaction. The Performance Right would be payable by Minera Andes issuing 1,213,409 common shares if any of the properties comprising the Claims reached a standard of feasibility as set forth in the bankable feasibility study.

In addition, NADSA, MASA Degerstrom and Minera Andes entered into an Operating Agreement pursuant to which Degerstrom was appointed as operator of the Claims and any future claims acquired in Argentina. Under the terms of the Operating Agreement, Degerstrom operated and managed the exploration program on all the properties and provided related offsite administrative assistance as required. Under that agreement, Degerstrom was entitled to a management fee of 15% of the costs incurred by Degerstrom to cover offsite administration plus the costs for labor, materials and supplies.

Settlement Agreement

On December 2, 2003, Degerstrom, Minera Andes, MASA and Minera Andes (Cayman) Inc. (“MACI”) entered into a Settlement Agreement to terminate the Operating Agreement, terminate a lock-up agreement, assign the Degerstrom Royalty to Minera Andes’ wholly owned subsidiary, MACI, and cancel the Performance Right for the consideration of US$500,000. The parties to the Settlement Agreement acknowledged that the Degerstrom Royalty covered the current properties held by Minera Andes and its subsidiaries. The Settlement Agreement was subject to board approval, which was obtained on December 5, 2003, and TSXV approval, which was obtained on December 30, 2003. The closing occurred on January 13, 2004 with an effective date of December 31, 2003.

Pursuant to the Settlement Agreement, the parties terminated the Operating Agreement effective December 31, 2003. As a result of the termination, Minera Andes vacated the office space provided by Degerstrom under the operating agreement. In addition, Minera Andes set up its own accounting systems.

The consideration for the above was the payment of U.S.$500,000. In addition, a further payment of U.S.$250,000 is payable if any of the current properties other than the properties comprising the San Josè project meet certain conditions, i.e., bankable feasibility or commercial production.

After giving effect to the transactions giving rise to the filing of this Statement, the reporting persons continue to beneficially own 6,275,000 common shares (including direct and indirect holdings) of Minera Andes, representing 10.5% of the issued and outstanding common shares, but no longer hold the Performance Right to acquire an additional 1,213,409 common shares of Minera Andes.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

7.1	Subscription Agreement between Minera Andes and Degerstrom dated November 30, 2000. (Incorporated by reference from Amendment No. 1 to Schedule 13D filed for the event on November 30, 2000.)

7.2	Asset and Share Acquisition Agreement among Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).

7.3	Settlement Agreement among Minera Andes, Degerstrom, Minera Andes S.A. and Minera Andes (Cayman) Inc., dated December 2, 2003.

7.4	Assignment Agreement between Degerstrom and Minera Andes (Cayman) Inc., dated January 13, 2004.

7.5	Cancellation Agreement between Minera Andes and Degerstrom, dated effective December 31, 2003.

7.6	Termination Agreement among Minera Andes, Minera Andes S.A. and Degerstrom, dated effective December 31, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2004

N.A. DEGERSTROM, INC.

By:	/s/ NEAL A. DEGERSTROM

Neal A. Degerstrom, President

/s/ NEAL A. DEGERSTROM

Neal A. Degerstrom

/s/ JOAN DEGERSTROM

Joan Degerstrom

EXHIBIT INDEX

Sequential Exhibit No.	Description

7.1	Subscription Agreement between Minera Andes and Degerstrom dated November 30, 2000. (Incorporated by reference from Amendment No. 1 to Schedule 13D filed for the event on November 30, 2000.)

7.2	Asset and Share Acquisition Agreement among Minera Andes S.A., NAD S.A., Minera Andes, Degerstrom, Brian Gavin, Jorge Vargas and Enrique Rufino Marzari Elizalde, dated March 8, 1995, as amended on April 19, 1996. (Incorporated by reference to Exhibit 2.1 of Minera Andes Registration Statement on Form 10-SB (SEC File No. 000-22731)).

7.3	Settlement Agreement among Minera Andes, Degerstrom, Minera Andes S.A. and Minera Andes (Cayman) Inc., dated December 2, 2003.

7.4	Assignment Agreement between Degerstrom and Minera Andes (Cayman) Inc., dated January 13, 2004.

7.5	Cancellation Agreement between Minera Andes and Degerstrom, dated effective December 31, 2003.

7.6	Termination Agreement among Minera Andes, Minera Andes S.A. and Degerstrom, dated effective December 31, 2003.